SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of December, 2006

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

4Q06 and 2006 Guidance (US GAAP)

São Paulo, December 19, 2006 – Votorantim Celulose e Papel (BOVESPA: VCPA4 and NYSE: VCP) reports the main projections which will its guide future quarterly and annual results in USGAAP. It is worth noting, however, that the forecasts contained herein may differ from reality due to macroeconomic conditions, market risks and other factors. This material is not intended to be the sole basis for assessing VCP’s performance, nor is it intended to contain all the information necessary for such assessment. It does, however, reinforce the Company’s strong commitment to transparency and relationship with the investment community. This report has assumed an average exchange rate of R$2.16/US$ for 4Q06, slightly lower than the 3Q06 (R$2.17/US$) and down 4% compared to 4Q05 (R$2.25/US$). The assumed exchange rate for the end of the period is R$2.15/US$, down 1% vs. 3Q06 (R$2.17) and 8% lower than 4Q05 (US$2.34). VCP will report 4Q06 results on January 16, 2007, aftermarket.

4Q06 Performance Guidance (QoQ and YoY) and 2006 (vs. 2005)

Pulp Business	4Q06 vs. 2Q06	4Q06 vs. 4Q05	2006 vs. 2005	Remarks

International market scenario

Demand remained favorable during 4th quarter 2006, principally in Europe, thereby sustaining the price increase announcements made in November for pulp price of US$20/ton for all regions. This increase was totally implemented throughout November and December despite the initial resistance of the Asian market, usual for the year-ended period.

VCP’s sales volume

Supply conditions remained positive, though on a lower scale when compared to 3Q06, primarily due to: (i) continuous worldwide inventory levels(1) decline to 29 days in October/06 compared to 33 days in the same period of the previous year; (ii) delays in new capacity additions in Chile, originally expected for the period; (iii) decrease in wood offer in North America (lower activity in the USA homebuilding segment); and (iv) capacity shutdowns in Canada and Europe.

VCP’s average price in R$

Prices are currently stable at US$680/ton in Europe, US$715 in USA and US$650 in Asia, representing a price gap for softwood (NBSK) of approximately US$50/ton. New NBSK price increase is expected for January 2007.

(1)	Source: PPPC - Pulp and Paper Products Council – www.pppc.org
(2)	Source: Hawkins Wright, VCP
(3)

From September 1, 2006, 50% of pulp and P&W papers volumes produced by RIPASA (at the Americana unit) are resolved by VCP. They are acquired at average prices from RIPASA, reduced by sales and distribution expenses. This is a pre consortium operation to anticipate part of the synergies originating from the consortium to be approved.

(4)	BRACELPA — Associação Brasileira de Celulose e Papel

VCP’s average price in US$	Average fourth quarter 2006 eucalyptus pulp prices in dollars should be approximately up 2% over 3Q06 (1% in R$) and up 14% over 4Q05 (however 10% in R$).

In 2006 international eucalyptus pulp prices, in dollars, should be 9% higher than the average of 2005. For 2007 we believe there is still room for the market to absorb capacity increases initiated in 4Q06, mainly by Chilean producers (CMPC/Santa Fé and Arauco/Nueva Aldea), totaling approximately 1.5 million tons annualized.

For 2007 we expect average prices to be in line with 2006, with the first half of 2007 more favorable than the second one due to the Chilean capacity learning curve effect and new capacity additions originating from Mucuri project (Brazil) and Botnia (Uruguay) in 4Q07 representing 1 million ton per year each one.

On the other hand, capacity shutdowns in Northern hemisphere should continue in upcoming years partially offsetting the expected additions.

It is important to highlight that any estimate is linked to economic growth and global demand, continuity of inefficient capacity shutdowns, currencies appreciation over US$and price differential between softwood and hardwood.

4Q06 total pulp sales should be of approximately 270,000 tons (including 20,000 tons from RIPASA’s(3) Americana unit resale), 22% increase over 3Q06, reflecting the impact resulting from Jacareí  mill maintenance shutdown in September, and 18% higher than 4Q05, due to greater volume originated from the Jacareí debottlenecking and RIPASA resale.

2006 pulp sales should be 950,000 tons, in line with our sales target, including 28,000 tons from pulp resale originated from the Americana unit. This volume should be up 10% over 2005.

For 2007 our sales target is 1.1 million tons, including the Americana unit volume.

It is important to note that these numbers do not include VCP’s stake in Aracruz.

Paper Business	4Q06 vs. 3Q06	4Q06 vs. 4Q05	2006 vs. 2005	Remarks

Domestic market scenario

Domestic paper market posted an improvement QoQ with higher demand in the promotional market and year-end seasonality. However, competition remained strong for coated papers originating from imports and uncoated papers via higher volume offered in the domestic market.

International market scenario

According to Bracelpa(4), the cut-size market increased by 12% in Oct/06 compared to Oct/05 (+9% for YTD 2006) while in the same period, the offset markets grew 13% (15% accumulated) and coated markets increased about 12% (15% accumulated).

VCP’s total sales volume

Within this scenario VCP significantly increased paper sales in 4Q06, both in the domestic and export markets, reducing its inventories, although with discounted prices in both markets of near 4% over 3Q06.

Guidance 2/4

VCP’s Domestic paper prices in US$

VCP’s 4Q06 total paper sales volume should reach approximately 210,000 tons (including 40,000 tons of Americana unit resale volume), 38% up over 3Q06 and 22% up over 4Q05. Sales mix should be approximately 69% domestic market / 31% export market.

VCP’s Export paper prices in US$

2006 paper sales volume should reach 675,000 tons (including 43,000 tons of Americana resale volume), in line with our sales target and 8% higher than 2005. From this total volume, 72% should be in the domestic market, with 5% average decline in paper prices in R$, and 28% to the export market, with a 9% increase in average export price (in dollars).

For 2007 we project a preliminary paper sales volume of approximately 500,000 tons including the effect of one month sales originated from Luiz Antonio and 50% of the entire paper sales volume of Americana.

Results	4Q06 vs. 3Q06	4Q06 vs. 4Q05	2006 vs. 2005	Remarks

Operating costs and expenses	-	-	-

4Q06 should reflect a decrease in pulp production unit cost versus 3Q06, when it occurred the Jacareí mill maintenance shutdown and the conclusion of the pulp debottlenecking in this unit. 4Q06 was also marked by VCP’s machines increased operational efficiency with the sales of the entire quarter’s production and the maintenance of the pulp inventory level of approximately 35 days.

In absolute amounts, operational expenses (SG&A) should increase mainly due to record sales volume for both, paper and pulp. However, in terms of net revenues, these expenses should be 1p.p. lower than 3Q06.

EBITDA

Higher sales volume coupled with decreases in fixed and variable costs should totally offset the decline in paper prices and contribute to an increase in EBITDA of approximately 14% over 3Q06. EBITDA margin should be slight below 3Q06 at approximately 39%, WITHOUT considering the effect of Americana resale volume, but posting a 7pp increase compared to 4Q05.

2006 EBITDA margin should be 39% (adjusted for write-off of fixed assets), WIHTOUT the resale effect of the Americana unit, up 5p.p. over 2005. When including this effect, the margin should be close to 38%.

Financial Result

Net financial result should be close to zero due to two main factors: i) lower net financial expenses (vs. 4Q05 and 3Q06) derived from the expected appreciation of the year-end dollar exchange rate which should result in a positive effect on the foreign exchange variation, and ii) the net positive impact of US$17 million from the reversion of the PIS/COFINS tax provisions on financial income.

The PIS/COFINS rate is a social contribution on revenues and the reversion of the provision was due to a favorable decision by the court on VCP’s questioning of the payment over the extended base.

Guidance 3/4

CAPEX

Capex	-	-	2006 capex will be about US$255 million. For 2007, we expect a capex of approximately US$245 million, including Ripasa’s Americana unit capex.

Share price: VCPA4=R$41.90 ADR VCP =US$19.70 December 18, 2006	Shares outstanding: 204,145,507 Market capitalization: R$8.6 billion US$4.0 billion	Investor Relations Ph: (5511) 2138-4168/ 4287 4261/ 4361 Fax: (5511) 2138-4066 Email: ir@vcp.com.br Web: www.vcp.com.br	Valdir Roque CFO and IRO Alfredo F. Villares Investor Relations Manager Andrea Kannebley Sandra Matsumoto Isabela Cadenassi

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to the growth prospects of VCP. These are merely projections and, as such, are based exclusively on the expectations of VCP’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in VCP’s filed disclosure documents and are, therefore, subject to change without prior notice.

Guidance 4/4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)

Date:12/19/2006

	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer